Joint News Release

Galore Creek High Grade Zones Confirmed
and Overall Resource Expanded

5th May 2004 – Vancouver
NovaGold Resources Inc. (AMEX, TSX: NG) and its subsidiary SpectrumGold Inc. (TSX: SGX) have completed an updated resource estimate for the Galore Creek gold-silver-copper project located in Northwestern British Columbia, Canada. The primary objectives of the study were to confirm the resource previously estimated by Kennecott and to determine whether the company could predict large tonnages of higher grade material targeted in the 2003 field program. The company is pleased to say that both objectives have been reached:

  The new resource confirms the previous historic resource estimates and shows greatercontained metal in the Indicated Resources category of 15% for gold and 14% for copper.

  The new resource already identifies, in the indicated category, 70 million tonnes of1 gram/tonne gold and 1% copper, or 70% of the initial 100 million tonne target.

The updated resource estimate was completed by independent engineering firm, Hatch of Vancouver, British Columbia, utilizing a geologic model developed from more than 100,000 meters of drilling on the project including the company's fall 2003 drill program. Hatch has estimated that the Galore Creek deposit contains an Indicated Resource of 4.0 million ounces of gold (Au), 52.2 million ounces of silver (Ag) and 4.6 billion pounds of copper (Cu) with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade (See tables below).

Galore Creek May 2004 Resource Estimates:

Indicated Resources
Cut-Off CuEq%	Size M Tonnes	Grade			Contained Metal
		Au g/t	Ag g/t	Cu%	M oz Au	M oz Ag	B lbs Cu
0.50	285.9	0.44	5.7	0.73	4.0	52.0	4.6
0.70	196.1	0.55	6.5	0.86	3.5	40.9	3.7
1.00	113.4	0.76	7.4	1.02	2.8	26.9	2.6
1.30	70.0	0.99	8.0	1.15	2.2	17.9	1.8

Inferred Resources
Cut-Off CuEq%	Size M Tonnes	Grade			Contained Metal
		Au g/t	Ag g/t	Cu%	M oz Au	M oz Ag	B lbs Cu
0.50	98.8	0.37	4.8	0.54	1.2	15.3	1.2
0.70	53.1	0.47	5.6	0.67	0.8	9.6	0.8
1.00	23.4	0.60	6.6	0.83	0.5	5.0	0.4
1.30	10.4	0.77	7.1	0.94	0.3	2.4	0.2

Notes: Equivalent copper cut-off values (CuEq%) have been calculated using appropriate recoveries, deductions and treatment/refining charges (TC/RC) for gold and silver, using prices of US$375 and US$5.50 per ounce respectively, and allocating the revenue as though it were generated from copper alone, based on long term industry average TC/RC's and freight charges and a copper price of US$0.90 per pound.

"This updated resource estimate clearly demonstrates that Galore Creek is a very large, high quality porphyry-related gold-silver-copper deposit," stated Rick Van Nieuwenhuyse, President and CEO of NovaGold and SpectrumGold, "The study also confirms that we have already achieved 70% of our initial 100 million tonne higher-grade target.

The resource modeling further demonstrates that the Galore Creek mineralized system which covers an area over 12 kilometers in width by 10 kilometers in length remains open to significant expansion.

"Our new exploration model has identified many of the important factors that control higher-grade mineralization," stated Joe Piekenbrock, Vice President of Exploration, "The only areas included in the new resource estimate are the Main and Southwest Deposits, which comprise only 2 of the 12 mineralized zones identified to date. We believe that there is excellent potential to add significantly to the overall resource and expand the higher grade zones of mineralization this season."

As compared with the previously released historic resource on the project the updated estimate shows greater contained metal in the Indicated Resource category of 15% for gold and 14% for copper. The historic resource on the project completed by Kennecott was restricted to those resources within a pit outline with less than a 2 to 1 strip ratio. The current estimate is a true in situ resource and represents all of the potentially mineable blocks within the model above the specified cut-off grade including that material outside of the Kennecott outline.

A total of 326 drill holes were used in the resource estimate, with approximately 21,700 assays averaging 2.9 meters in length contained within the reported zones. These assays were composited into 6 meter intervals down hole to form approximately 12,100 composites. The grades were estimated by ordinary kriging using unique 3D anisotropic variograms for each grade and zone. A minimum of 6 composites from at least 2 drill holes were used to estimate grades in each block. The block size for the model was 25m x 25m x 12m high.

Database quality control and quality assurance standards were overseen by Hatch. Peter A. Lacroix, P. Eng., principal of Associated Mining Consultants Ltd., completed the resource estimate for the project and is a qualified person as defined by National Instrument 43-101. A detailed 43-101 compliant technical report will be completed within 30 days.

2004 Galore Creek Program

The total budget for Galore Creek for 2004 has been increased to C$8 million. The exploration program is targeted to begin late-May continuing through early fall with three core drills on site. The minimum 20,000 meter drill program has an anticipated cost of approximately C$5 million. The primary objectives of the program will be:

  In-fill and step-out drilling of the Main and Southwest Deposits to upgrade additionalInferred Category Resources to Indicated Resources, and to expand the current resource,which remains open both along strike and down dip;

  To define an initial 100 million tonnes of higher grade open pit resources grading1 gram/tonne gold and 1% copper that would accelerate payback of the initial minecapital;

  To prioritize target areas with previous high-grade drill intercepts at Copper Canyon,Junction and South Zone as well as on the adjacent Grace property.

The company also plans to complete a detailed, property wide MAG, CSAMT and 3-D Induced Polarization geophysical survey program which we expect to generate additional high quality drill targets. Results of the program will be reported as they become available throughout the field season.

As part of the current work on the project, Hatch has been retained to complete a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work will be available in late June 2004 and will guide pre-feasibility field engineering programs. A Pre-Feasibility Study is targeted for early 2005.

Management is also pleased to announce that the Tahltan Nation Development Corporation and Rescan Environmental Services have formed a new joint company (RTEC) to carry out environmental baseline and other studies on the Galore Creek Project. RTEC will take the lead in collecting all baseline information and in assembling and interpreting this information for the Galore Creek Environmental Assessment Report. This unique partnership highlights the Company's inclusive approach working with the Tahltan through out the development of the project and management believes that this approach will help facilitate the efficient permitting of the project.

About NovaGold and SpectrumGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing five separate million-plus-ounce gold deposits toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America: the Donlin Creek project in partnership with Placer Dome, the Ambler Project with Rio Tinto, and the Galore Creek project through its subsidiary SpectrumGold. NovaGold is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.